Exhibit 99.1

PRESS RELEASE

SIFY Reports US GAAP Results for the Quarter Ended 30th June, 2004

Sify Posts Cash Profit (Adjusted EBITDA) of $1.65 Million and
Net Loss of $1.19 Million

Chennai, India, July 19, 2004: Sify Limited (Nasdaq National Market: SIFY), India’s premier Internet, network and e-Commerce Services Company, announced today its consolidated US GAAP results for the first quarter ended June 30, 2004.

Performance highlights:

•	Sify’s sales revenue during the quarter amounted to $16.91 million, an increase of 29.4% over the same quarter last year, but 5.7% lower than the revenues in the immediately preceding quarter.

•	Sify registered a cash profit (in adjusted EBITDA terms) of $1.65 million during the quarter, compared to a cash loss of $1.39 million for the same quarter last year and a cash profit of $2.59 million in the immediately preceding quarter. (See the reconciliation below of Adjusted EBITDA to the Company’s GAAP operating results.)

•	The company incurred a net loss of $1.19 million during the quarter, compared to a net loss of $4.50 million for the same quarter last year. Sify made a profit of $0.51 million in the immediately preceding quarter ended March 31, 2004, which included a one-time gain of $1.37 million on the sale of Sify’s interest in Wisden CricInfo.

•	Sify generated $0.47 million in cash from operations during the quarter after capital expenditures of $1.81 million.

•	Sify ended the quarter with a cash balance of $32.2 million.

Mr. R Ramaraj, Managing Director and CEO, said “The Company has expended significant effort and costs to prepare itself for growth in our operations. We expect that our performance during the rest of the year will show the results of those efforts. In particular, we hope to grow our presence in broadband Internet access and managed international infrastructure services. We also continue to seek opportunities to grow our business internationally, and the recent acquisition of EAP is an early step in that direction.”

Mr. George Zacharias, President and COO, said, “Our corporate IP-VPN solutions continued to gain customers during the quarter. However, price reductions in dial-up and a drop in one-time revenues in cyber cafés lowered revenues. Our revenues in non-recurring hardware sales to the retail business also declined this quarter. Broadband subscribers, subscribers from the iWay cyber café chain, and Net telephony from iWays saw growth during the quarter.”

Summarized Results:

(In $ million, all translated at $1 = Rs 45.99)

Description	Quarter ended		Quarter ended	Year ended
	30 June		31 March	31 March
	2004	2003	2004	2004
Corporate services	$9.53	$6.15	$9.58	$30.34
Retail Internet access	6.34	5.07	7.05	23.67
Portals	0.47	0.56	0.46	1.83
Other	0.57	1.29	0.85	5.07

Sales revenue	$16.91	$13.07	$17.94	$60.91

Adjusted EBITDA *	$1.65	$(1.39)	$2.59	$1.83

Reconciliation Items

Depreciation and amortization	$(2.94)	$(3.13)	$(3.01)	$(12.45)
Below EBITDA share of affiliates	(0.18)	(0.17)	(0.60)	(1.47)
Profit on business sold/discontinued	0.00	0.00	1.37	3.02
Net interest	0.28	0.18	0.16	1.00
Tax	0.00	0.00	0.00	0.00

Net income/(loss)	$(1.19)	$(4.50)	$0.51	$(8.07)

Adjusted EBITDA*/(loss) $/Share	$0.05	$(0.04)	$0.07	$0.05

Net income/(loss) $/Share	$(0.03)	$(0.13)	$0.01	$(0.23)

*	Adjusted EBITDA represents net income (loss) before interest, income tax, depreciation and amortization, impairment of intangible assets, and results involving discontinued operations or non-operating assets. Please see the section entitled “Non-GAAP Financial Information” below.

Corporate Services:

Sify’s corporate services contributed 56% of the revenues for the quarter. The company added a number of important new customers for Internet bandwidth and MPLS VPN data services, and Security services (security audit, policy formulation and architecture design).

The Company was awarded a contract by a large national bank to provide IP VPN connectivity for approximately 260 branches across India.

Sify also acquired EAP Global, an Information Assurance company, with a global foot print. Key services consist of Information Assurance around Risk Management, Network Security, Business Continuity Planning and Certification and Accreditation services. These services have been re-launched as ‘Sify Assure’ and enhance the company’s capabilities in Infrastructure Management Services. Sify Assure successfully completed a pilot project of risk assessment of telecom systems for a large telecom company, and completed the design of information security strategy and a high-level risk assessment for Batelco, in the Middle East. In Application Services, among others, Sify won a comprehensive contract from a large international bank for design and ongoing support of their portal where customers can have a secure on-line access to their accounts statements backed up by Digital Certificates.

Sify’s hosting division, its subsidiary Safescrypt, and Forum, Sify’s supply chain solution, all added important customers with potential for significant future business. Forum has strengthened its presence across the country with an expansion of its authorized sales and service partner network and an enhanced installed base covering over 200 towns.

Retail Internet Access:

This segment accounted for 37.5% of Sify’s revenue as follows:

Internet access at home through dial up	7.2%
Internet access at home through broadband	7.4%
Internet access at “iWay” cybercafes	17.7%
Other value added services	5.1%

Sify’s iWay cyber cafes increased in number to around 1,875 with the service being extended to 64 cities. Thirty-four of the cyber cafes are owned by Sify, the rest are franchised. There are approximately 14,000 PC’s in use across iWays, with more than 650,000 users accessing these services. Internet telephony through iWays has grown substantially over recent quarters with over 6 million minutes of International voice calls having been made from iWays during the quarter. iWays are being increasingly used as a one-stop access point across the country by the sales force of a number of national business organizations for daily reporting and other MIS needs.

The company made strategic price reductions in its dial-up business during this quarter to maintain its position in a competitive marketplace. In addition, the company had lower one-time hardware sales to retail business as compared with the previous quarters. This resulted in lower retail revenues.

A combination of innovative pricing and multiple product offerings saw the growth of Sify’s broadband Internet access to homes. There are now more than 31,000 subscribers with broadband connectivity through a network of over 500 Cable Television Operators in 24 cities.

Portal Services:

During the quarter, the Sify.com homepage was re-launched with a new look and feel based on user feedback. Sify Discussions was launched in 9 Indian languages to enable users to discuss issues and chat in a language of their choice. A Sify portal also introduced ‘user paid’ access to popular regional TV channels to Indians living abroad. It gained new advertisers such as Airtel, Punjab National Bank, and Samsung. This service accounted for 2.8% of Sify’s revenue for the quarter.

e-Learning

Sify e-Learning has been certified ISO 9001:2000 by Det Norske Vertivas (DNV), a Norway based organization and one of the leading certification bodies in the world. Customer wins in this division include Air India, Caterpillar, GE Energy Services and Verizon. This division entered into a Value Added Reseller agreement with SABA and would be selling and implementing SABA solution in India. SABA Inc., headquartered in California is a leader in e-learning space with its Human Capital WorkForce Development suite of products.

About Sify:

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 67 cities in India. A significant part of the Company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 64 cities. The Company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com.

Non-GAAP Financial Information

Our presentation of financial information above includes a presentation of Adjusted EBITDA. Adjusted EBITDA is neither an Indian GAAP measure nor a U.S. GAAP measure and should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Our presentation above also includes a reconciliation of Adjusted EBITDA to net income/(loss), which we believe to be the most comparable financial measure under U.S. GAAP. Adjusted EBITDA is presented because it is a basis upon which our management assesses our financial performance and because we believe some investors find it to be a useful tool for measuring a company’s financial performance and ability to fund operating obligations and capital expenditures. Investors evaluating our financial performance or analyzing our discounted cash flows based on Adjusted EBITDA should consider financing activities and non-recurring charges that are not included in the calculation. Our calculation includes significant charges recorded to reflect the impairment of goodwill, which are not included in the calculation of EBITDA under the SEC’s rules applicable to periodic reports. Also, for fiscal year ended March 31, 2004, Adjusted EBITDA excluded the gain recognized on the sale of land, previously held for development ($1.65 million) and the gain realized on the sale of our stake in Wisden Cricinfo ($1.37 million). While EBITDA or derivations thereof are frequently reported by many companies as a supplemental measure of operations, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the Company’s report on Form 20-F for the year ended March 31, 2004 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy
Chief Communications Officer
Sify Limited
Phone: 91-44-2254 0770 Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com